SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Approval of Capital Increase with Bonus Issue

(Schedule E of CVM Resolution No. 81/22)

Rio de Janeiro, December 8, 2025 – Centrais Elétricas Brasileiras S.A. – AXIA Energia, in addition to the Material Fact disclosed on this date, hereby informs its shareholders and the market in general of the following:

1.       Amount of the Capital Increase and New Capital Stock

The Company’s Board of Directors, at a meeting held on this date, approved, subject to the full approval of the matters on the agenda of the Extraordinary General Meeting (“EGM”) to be held on December 19, 2025 (the “Condition Precedent”), a capital increase within the limit of the authorized capital, in the amount of R$ 30,000,000,024.48 (the “Capital Increase”).

Considering the Capital Increase, the Company's current capital stock will become R$100,135,201,429.75.

2.       The increase will be carried out through the capitalization of profits or reserves.

The Capital Increase will be carried out through the capitalization of a portion of the balance of the Company’s Profit Reserve account, in the amount of R$30,000,000,024.48, pursuant to Article 169 of the Brazilian Law No. 6,404, of December 15, 1976, with the issuance by the Company of class ‘C’ preferred shares, registered, book-entry, with no par value, convertible and redeemable (“PNC”), as a bonus issue (“Bonus Issue”).

3.       Explain in detail the reasons for the capital increase and its legal and economic consequences.

In light of macroeconomic conditions and its strategic planning, the Company has been evaluating alternatives to maximize the creation of sustainable value for its shareholders, in a balanced and transparent manner and in line with best corporate governance practices, always considering the preservation of its investment capacity and its economic-financial soundness, consistent with a responsible and efficient approach to capital allocation and cash management.

As disclosed in the Material Facts released on November 27, 2025 and on this date, the Capital Increase is intended to enable the distribution of a portion of the Company’s Profit Reserve. The transaction also reinforces the Company’s commitment to capital allocation discipline, preserving its financial flexibility while avoiding shareholder dilution.

The creation of the PNC shares does not require approval by the holders of Class ‘A’ preferred shares (“PNA”) and Class ‘B’ preferred shares (“PNB”) in a special meeting, nor does it give rise to withdrawal rights, since no class or type of shares is adversely affected. The PNC shares will be issued in the context of the Bonus Issue and will apply, on an equitable basis, to all outstanding common shares and class ‘A’ and ‘B’ preferred shares issued by the Company.

Considering the specific features of the Bonus Issue, the Company has also evaluated alternatives to enable the payment, to the current holders of PNA and PNB shares, of an additional cash amount, equivalent to 10% more than the value to be attributed to each share under the Bonus Issue, so as to replicate the same economic effect as the payment of increased dividends on PNA and PNB shares, pursuant to Article 11, paragraph 5 of the Bylaws (“Redemption Amount”).

To that end, management has structured a corporate transaction that involves the mandatory conversion of the currently outstanding PNA and PNB shares, whereby each such share will be replaced by:

•	one new preferred share of class “A1” (“PNA1”) or class “B1” (“PNB1”), respectively; and
•	one new preferred share of class “R”, which shall be immediately redeemed following its conversion, upon payment of the Redemption Amount (“PNR”).

The PNA1 and PNB1 shares will carry the same rights currently granted to PNA and PNB shares under the Bylaws, with the additional right to participate, on equal terms with the seller, in any tender offer resulting from a change of control (100% tag-along right). This right will also be extended to the common shares and to the PNC shares, the latter in connection with the Bonus Issue.

As disclosed in the Material Fact released on November 27, 2025, the Company has resumed studies with the aim of migrating to B3’s Novo Mercado listing segment. Accordingly, and consistent with the premise of keeping PNC shares structurally closer to the common shares, including by granting voting rights, to ensure adherence to the “one share, one vote” principle, the introduction of the 100% tag-along right is also being proposed.

The effective implementation of the Conversions, the redemption of the PNR shares, and the Bonus Issue is subject to the full approval of all matters on the agenda of the EGM.

4.       Provide a copy of the opinion of the Fiscal Council, if applicable.

The Company’s Fiscal Council issued a favorable opinion regarding the Capital Increase and the Bonus Issue, as set forth in the opinion included in the minutes of the Fiscal Council Meeting held on December 8, 2025, which is available for consultation at the Company’s headquarters and on the websites of the Company and the CVM on the worldwide web.

5.       In the event of a capital increase through the capitalization of profits or reserves:

I.       State whether it will result in a change to the par value of the shares, if any, or in the distribution of new shares to shareholders

The shares issued by the Company have no par value. The Capital Increase will be effected through the issuance of new Class C preferred shares (PNCs).

II.       Indicate whether the capitalization of profits or reserves will be carried out with or without a change in the number of shares, in companies with no-par value shares

The Capital Increase will be carried out with a change in the number of shares, considering the creation and issuance of PNC shares.

III.       In the event of a distribution of new shares:

a.       Indicate the number of shares to be issued of each type and class

Provided that the Condition Precedent is implemented:

•	as a result of the Capital Increase, 606,796,117 PNC shares will be issued and delivered to the Company’s shareholders as a Bonus Issue, pursuant to Article 169 of the Brazilian Corporations Law, at a ratio of 0.2628378881074 PNC share for each common share, Class ‘A’ preferred share, or Class ‘B’ preferred share. Treasury shares will also be included in the Bonus Issue;

•	the newly issued PNC shares will be distributed free of charge and will benefit the shareholders proportionally to their shareholding as of the record date of December 19, 2025 (Record Date);

•	starting on December 22, 2025, the Company’s issued shares will trade ex-bonus issue;

•	the PNC shares will be traded on B3, starting on December 22, 2025; and

•	the PNC shares resulting from the Bonus Issue will be reflected in the shareholders’ positions as of December 26, 2025.

The bonus issue benefit will be extended, simultaneously and in the same proportion, to the holders of American Depositary Receipts (ADRs) backed by the Company’s common shares and Class ‘B’ preferred shares, listed on the New York Stock Exchange (NYSE).

b.       Indicate the percentage of shares that the shareholders will receive.

Shareholders will receive 26.28378881074% of PNC shares for each common share, Class ‘A’ preferred share, or Class ‘B’ preferred share held by them on the Record Date.

c.       Describe the rights, benefits, and restrictions attached to the shares to be issued.

The PNCs will have the general characteristics summarized below:

•	voting rights, granting each PNC one vote per share;
•	equal treatment with common shares and the special class preferred share (golden share) in the distribution of dividends and other shareholder distributions by the Company;
•	priority in the reimbursement of capital, without premium;
•	issuance in the context of the Bonus Issue, with free and proportional delivery to all shareholders, without differentiated dilution or changes to the shareholder base;
•	automatic and staged conversion into common shares, to occur annually until 2031, pursuant to a public schedule to be approved by the Board of Directors, including the minimum annual volume of PNCs to be converted, as set forth in the Bylaws, without prejudice to the Board of Directors approving, at any time and in any amount, an increase in the conversion volume;
•	possibility of redemption of PNCs by resolution of the Board of Directors, without the need for approval at a general meeting or a special meeting of preferred shareholders, while ensuring that holders of PNCs may elect to convert, into common shares, their proportionate share of PNCs otherwise subject to redemption, within the period and on the terms established by the Board of Directors and duly disclosed by the Company, it being understood that the volume of PNCs effectively redeemed shall reduce, in the same proportion, the minimum annual volume of PNCs to be converted in the relevant year;
•	conversion limits based on ownership concentration for shareholders who exceed 15% following the issuance of the PNCs: The conversion of class C preferred shares into common shares shall be subject to an individual limit of 15% of the outstanding voting share capital. If, on any conversion date, a shareholder or group of shareholders (as defined in Article 8 of the Bylaws) reaches or exceeds such percentage, only the number of Class C preferred shares necessary for such shareholder to hold, at most, 15% shall be converted, and all excess shares shall be compulsorily and automatically redeemed, applying the same redemption value criteria applicable to redemptions approved by the Board;

•	conversion limits based on ownership concentration for shareholders already holding more than 15% on the issuance date of the PNCs: For shareholders or groups of shareholders who, on the issuance date of the Class C preferred shares, already hold more than 15% of the outstanding common shares, the individual conversion limit shall correspond to their Original Common Shareholding, defined as the percentage of common shares held on that date. Thus, on each conversion date, only the amount of class C preferred shares compatible with maintaining such Original Common Shareholding shall be converted, and any excess shall be compulsorily and automatically redeemed, applying the same redemption value criteria used for redemptions approved by the Board;
•	right to be included in a tender offer (TO) triggered by a sale of control, ensuring 100% tag-along rights;
•	strictly transitional and exceptional nature, implemented for the benefit of all shareholders in the Company’s current shareholder base; and
•	automatic extinction of all PNCs following the conversion or redemption of all such shares, to occur by 2031 or earlier.

d.       Indicate the acquisition cost, in Brazilian reais per share, to be attributed so that shareholders can comply with Article 10 of Law No. 9,249, of December 26, 1995.

The cost attributed to the PNC shares received under the Bonus Issue is R$ 49.44 per share.

e.       Indicate the treatment of fractional shares, if applicable

With respect to PNC shares that cannot be fully allocated to each shareholder, the provisions of §3 of Article 169 of the Brazilian Corporations Law shall apply, which establish that:

(i) a period of 30 days shall be opened for shareholders holding fractional PNC shares to transfer the fractions in order to make up whole shares; and

(ii) after the 30-day period, any PNC shares that cannot be fully allocated will be sold on the stock exchange, with the proceeds from the sale distributed proportionally among the holders of the fractional shares.

IV.       Indicate the period provided for in §3 of Article 169 of Law No. 6,404/76.

Shareholders holding fractional shares may transfer their fractions in order to make up whole shares, between December 26, 2025, inclusive, and January 25, 2026, inclusive.

After the end of the 30-day period for shareholders holding fractional PNC shares to transfer their fractions in order to make up whole PNC shares, any remaining fractions will be separated, combined into whole numbers, and sold at an auction to be held on B3, with the proceeds from such sale distributed to the shareholders holding these fractions.

The procedure for the auction of fractional shares will be communicated by the Company in due course.

Eduardo Haiama

Executive Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.